[CHAPMAN AND CUTLER LLP]

March 25, 2013

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 811-08333 and 033-33607

Dear Mr. Brown:

This letter responds to your comments given during a telephone conversation on March 12, 2013 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 24, 2013, which relates to Nuveen Santa Barbara Dividend Growth Fund and Nuveen Winslow Large-Cap Growth Fund (together, the “Funds”), each a series of the Trust.

PROSPECTUS - NUVEEN SANTA BARBARA DIVIDEND GROWTH FUND

COMMENT 1 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

With respect to the principal investment strategies, explain the growth aspects of the Fund’s investment strategy and whether additional risk disclosure regarding capitalization, emerging markets or sectors/industries are warranted.

RESPONSE TO COMMENT 1

The disclosure regarding the emphasis on the growth style of stocks is set forth in the “Investment Focus Risk” and states “the Fund emphasizes a growth style of investing and therefore seeks companies experiencing high rates of current growth.” The Fund’s current portfolio does not require additional risk disclosure regarding capitalization, emerging markets or sectors/industries.

COMMENT 2 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

For the portfolio manager, please clarify how long the portfolio manager has had his current responsibilities. If the portfolio manager has not had his current responsibilities for at least the past five years, please describe the portfolio manager’s responsibilities for the past five years.

RESPONSE TO COMMENT 2

The portfolio manager has had his current responsibilities with the sub-adviser since 2002.

COMMENT 3 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

Is the fee waiver and expense reimbursement currently in place voluntary or contractual and for how long will it be in place?

RESPONSE TO COMMENT 3

The fee waiver and expense reimbursement is a voluntary, permanent cap, and may only be terminated or modified with the approval of the shareholders of the Fund.

COMMENT 4 - MORE ABOUT OUR INVESTMENT STRATEGIES

Are small cap stocks a significant part of the Fund’s portfolio and should a risk factor be included for small cap stocks?

RESPONSE TO COMMENT 4

Although small cap stocks are a part of the investment strategies of the Fund, its current portfolio does not warrant additional risk disclosure regarding small cap stocks specifically.

COMMENT 5 - HOW TO REDUCE YOUR SALES CHARGE

Under “Class A Sales Charge Waivers,” please disclose that purchases of $1,000,000 or more may be subject to CDSC.

RESPONSE TO COMMENT 5

The disclosure has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION- NUVEEN SANTA BARBARA DIVIDEND GROWTH FUND

COMMENT 6 - INVESTMENT RESTRICTIONS

With respect to items 2, 4 and 7 under “Investment Restrictions,” state that no such exemptive orders have been issued.

RESPONSE TO COMMENT 6

The disclosure has been revised in accordance with this comment.

COMMENT 7 - INVESTMENT RESTRICTIONS

In the “Investment Restrictions” section of the Statement of Additional Information (“SAI”), please add disclosure to investment restriction number (8) that the limitation will be applicable to municipal bonds if their income is derived from a specific project, in which case the securities are deemed to be from the industry of that project.

RESPONSE TO COMMENT 7

The following disclosure has been added: “For purposes of applying the limitation set forth in number 8 above, to the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.”

COMMENT 8 - PORTFOLIO MANAGER

With respect to the portfolio manager’s cash bonus being influenced by the firm’s overall profitability, is the bonus based on pre- or post-tax earnings?

RESPONSE TO COMMENT 8

The bonus is based on pre-tax earnings.

PROSPECTUS - NUVEEN WINSLOW LARGE-CAP GROWTH FUND

COMMENT 9 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

With respect to the principal investment strategies, explain the growth aspects of the Fund’s investment strategy and whether additional risk disclosure regarding capitalization, emerging markets or sectors/industries are warranted. Also, explain why $4 billion is a reasonable minimum standard for a large-cap company and inclusion in the portfolio.

RESPONSE TO COMMENT 9

The disclosure regarding the emphasis on the growth style of stocks is set forth in the “Investment Focus Risk” and states “the Fund emphasizes a growth style of investing and therefore seeks companies experiencing high rates of current growth.” The Fund’s current portfolio does not require additional risk disclosure regarding capitalization, emerging markets or sectors/industries. Furthermore, the $4 billion and above is a reasonable standard for a large-cap company as it is a generally accepted figure in the industry.

COMMENT 10 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

For the portfolio managers, please clarify how long each portfolio manager has had his current responsibilities. If the portfolio manager has not had his current responsibilities for at least the past five years, please describe the portfolio manager’s responsibilities for the past five years.

RESPONSE TO COMMENT 10

Each portfolio manager has had his current responsibilities with the sub-adviser since the years indicated in the disclosure.

COMMENT 11 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

Is the fee waiver and expense reimbursement currently in place voluntary or contractual and for how long will it be in place?

RESPONSE TO COMMENT 11

The fee waiver and expense reimbursement is a voluntary, permanent cap, and may only be terminated or modified with the approval of the shareholders of the Fund.

COMMENT 12 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

With respect to the Winslow Large Cap Growth Strategy, explain the differences between the strategy and the investment strategy of the Fund. Also, with respect to the line chart, provide data with respect to the Fund’s inception date.

RESPONSE TO COMMENT 12

As provided in the disclosure, the Fund’s investment strategy and the Large Cap Growth Composite, which consists of the sub-adviser’s separately managed accounts, have essentially the same investment objective and policies as the Fund. The line chart has been revised in accordance with this comment.

COMMENT 13 - HOW TO REDUCE YOUR SALES CHARGE

Under “Class A Sales Charge Waivers,” please disclose that purchases of $1,000,000 or more may be subject to CDSC.

RESPONSE TO COMMENT 13

The disclosure has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION- NUVEEN WINSLOW LARGE-CAP GROWTH FUND

COMMENT 14 - INVESTMENT RESTRICTIONS

With respect to items 2, 4 and 7 under “Investment Restrictions,” state that no such exemptive orders have been issued.

RESPONSE TO COMMENT 14

The disclosure has been revised in accordance with this comment.

COMMENT 15 - INVESTMENT RESTRICTIONS

In the “Investment Restrictions” section of the Statement of Additional Information (“SAI”), please add disclosure to investment restriction number (8) that the limitation will be applicable to municipal bonds if their income is derived from a specific project, in which case the securities are deemed to be from the industry of that project.

RESPONSE TO COMMENT 15

The following disclosure has been added: “For purposes of applying the limitation set forth in number 8 above, to the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.”

COMMENT 16 - PORTFOLIO MANAGER

With respect to the portfolio manager’s cash bonus being influenced by the firm’s overall profitability, is the bonus based on pre- or post-tax earnings?

RESPONSE TO COMMENT 16

The bonus is based on pre-tax earnings.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren